

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2024

Andrew Power
President & Chief Executive Officer
Digital Realty Trust, Inc.
5707 Southwest Parkway, Building 1, Suite 275
Austin, TX 78735

> **Re: Digital Realty Trust, Inc.**
> **Form 10-K for the year ended December 31, 2023**
> **File No. 001-32336**

Dear Andrew Power:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction